UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company)

GEORGIA-PACIFIC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.80 Per Share

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)

James F. Kelley

Executive Vice-President and General Counsel

Georgia-Pacific Corporation

133 Peachtree Street, N.E.,

Atlanta, Georgia, 30303

(404) 652-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Creighton O’M. Condon

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005 and amended on November 25, 2005, December 1, 2005, December 2, 2005 and December 8, 2005 by Georgia-Pacific Corporation, a Georgia corporation (the “Company”), relating to the tender offer by Koch Forest Products, Inc. (“Purchaser”), a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Parent” or “Koch Industries”), disclosed in a Tender Offer Statement on Schedule TO dated November 17, 2005, as amended, and filed with the SEC, to purchase all of the issued and outstanding shares of common stock, par value $0.80 per share, of the Company (the “Shares”) at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated November 17, 2005, as amended, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 2.     Identity and Background of Filing Person

Item 2 of the Statement, entitled “Identity and Background of Filing Person,” is hereby amended and supplemented by adding the following sentence at the end of the second paragraph in such Item:

“On December 12, 2005, Koch Industries issued a press release announcing that Purchaser waived the Turkish Condition to the Offer, and, that in connection with the waiver of this condition, Purchaser extended the expiration of the Offer to 5:00 p.m., New York City time, on December 19, 2005.”

Item 8.     Additional Information.

Item 8 of the Statement, entitled “Additional Information,” is hereby amended and supplemented as follows:

The section captioned “Antitrust – Turkey” in Item 8 of the Statement is hereby amended by deleting the last sentence in the fourth paragraph in such section and replacing it with the following:

“On December 12, 2005, Koch Industries issued a press release announcing that Purchaser waived the Turkish Condition to the Offer in accordance with the terms of the Merger Agreement.”

The section captioned “Certain Litigation” in Item 8 of the Statement is hereby amended and supplemented by adding the following to the end the subsection captioned “Class and Derivative Action” thereof:

“On December 9, 2005, the Indiana Pension Fund filed an amended class and derivative action complaint in the Superior Court, purportedly on behalf of Georgia-Pacific and its shareholders against the members of the Company’s Board of Directors. In addition to the allegations and requests for relief made in the initial complaint, as summarized above, the amended complaint alleges that the Company failed to disclose to its shareholders, among other material information, the financial projections developed by the Company’s management and utilized by Goldman Sachs in certain analyses underlying its fairness opinion, and seeks injunctive relief and supplemental disclosure in connection therewith. A hearing with respect to the plaintiff’s claims for injunctive relief is scheduled to be held on December 14, 2005. The Company believes that the amended complaint is without merit and intends to vigorously defend the action.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

By:	/s/ WILLIAM C. SMITH III
Name:	William C. Smith III
Title:	Secretary

Dated:  December 13, 2005